UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2021

Commission File Number: 001-36206

BIT Mining Limited

Units 813 & 815, Level 8, Core F,

Cyberport 3, 100 Cyberport Road,

Hong Kong

(852) 2596 3098

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐           No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

 EXPLANATORY NOTE AND INCORPORATE BY REFERENCE

The document attached as exhibit 99.1 to this Form 6-K  is hereby incorporate by reference into the Registrant’s Registration Statement on Form F-3, as amended, initially filed with the U.S. Securities and Exchange Commission on July 30, 2021 (Registration No. 333-258329) and shall be a part thereof from the date on which this current report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

TABLE OF CONTENTS

EX-99.1
SIGNATURE

TABLE OF CONTENTS

Exhibit 99.1– BIT Mining Increases Investment in Ohio Cryptocurrency Mining Site

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIT Mining Limited

By:	/s/ Xianfeng Yang
Name:	Xianfeng Yang
Title:	Chief Executive Officer

Date: October 18, 2021